[Letterhead of Wilson Sonsini Goodrich and Rosati]

June 30, 2006

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Attention: Jeanne Bennett

Re:    Curon Medical, Inc.

          Amendment to Form 8-K filed June 23, 2006 (File No. 0-31519)

Dear Ms. Bennett:

We are filing an amendment to Curon Medical’s Form 8-K filed June 23, 2006 in response to the Commission’s comment letter dated June 26, 2006 to provide all information required by Item 304(a)(2) of Regulation S-K.

Please direct any questions regarding this filing to me at (650) 849-3102.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Evan Ng

Evan Ng

Cc:	Larry Heaton, CEO, Curon Medical

David J. Saul, Esq.